Exhibit 99.1

1.     OBJECTIVE AND PRINCIPLES

This Corporate Clawback Policy (“Policy”) aims to adapt the executive compensation practices of certain directors and executive officers of Ultrapar Participações S.A. (“Ultrapar”) and its subsidiaries to the requirements established by the SEC, in particular New Rule 10D-1 of the Securities Exchange Act of 1934 and the NYSE Listed Company Manual, effective as of October 2023.

Due to the new regulations in force, companies that have shares listed on the New York Stock Exchange (NYSE), such as Ultrapar, shall adopt a policy that ensures the recovery of compensation amounts paid linked to results that are subsequently corrected, thus avoiding loss to Ultrapar and its shareholders.

Any refund, if and when applicable and permitted by law, will be determined by the Committee, as defined below, and is independent of willful conduct or bad faith on the part of the Executive.

For the purposes of this Policy, expressions beginning in capital letters, when not defined in the body of the Policy, appear in Attachment I of this document.

2.     COVERAGE

This Policy applies to Ultrapar's executives, CEOs and chief financial officers (and similar positions) of the Businesses, as well as executives who hold the position of controller or accountant of Ultrapar or of the Businesses (“Executives”), even if such Executives do not hold said positions at the time of application of the effects of this Policy.

This Policy covers any compensation of the Executives based on incentives linked to the achievement of some financial performance metric, whether paid, granted or already assigned (“Affected Compensation”). In this sense, Affected Compensation is considered to be the short-term incentive and the performance shares provided for in the long-term incentive.

3.     RECOVERY OF UNDULY PAID COMPENSATION AND METHOD OF REIMBURSEMENT

In the event of the need for republication of Ultrapar's financial statements, the Committee shall determine what amount of the Affected Compensation for the last three fiscal years immediately prior to the date of definition of the Republication (whether by determination of the Board of Directors or by judicial or administrative decision) would be due to the Executive based on the adjusted financial statements and calculate the difference between the gross amounts calculated and those actually practiced by the Company, recommending to the Board of Directors the application of the penalty provided for herein to the Executives.

The difference, if higher for the benefit of the Executive, shall be refunded by the Executive within a period of a maximum of thirty days from receipt of the written notice sent by Ultrapar and shall be adjusted based on the CDI (Interbank Deposit Certificate) from the date of payment of the Affected Compensation to the date of said notice. The refund shall be made as defined by the Company and informed to the Executive.

If the Executive has not yet received said compensation, whether in cash or shares, he or she will automatically lose the right to receive the difference.

If the compensation paid to the Executive was in shares of Ultrapar already transferred to the Executive, the amount to be refunded will correspond to the value per excess share transferred on the date immediately prior to the date on which the need for Republication of the financial statements is defined.

Notwithstanding the foregoing, Ultrapar will not be obliged to seek refund if the Committee understands that such a measure would be impracticable due to: (i) expenses that would be incurred by the company to ensure the application of the Policy would exceed the amount to be refunded; or (ii) violation of laws and regulations in force in Brazil, duly based on legal opinion, to be presented to the North American authorities.

In no event will the Company be required to provide any person with additional payment if any Republication results in the payment of a higher incentive compensation.

4.     COMPENSATION

The Executive will not be compensated or reimbursed, either by Ultrapar or by any insurance company, as a result of any loss resulting from the application of this Policy. Furthermore, no advances on expenses related to any issue involving this Policy will be owed by Ultrapar to the Executive. Still in this sense, Ultrapar will not be able to change other benefits or compensation package in order to allow the Executive's financial rebalancing.

5.     SUCCESSORS

This Policy will be mandatory and applicable to Executives, as well as their heirs and successors related to the Affected Compensation.

6.     GOVERNANCE

The Committee is responsible for overseeing the application of this Policy, as well as for proposing to the Board of Directors any changes or revisions related to it, including to comply with rules or regulations issued by the SEC or the NYSE.

7.     EFFECTIVE PERIOD

This Policy comes into force on this date, applying to any Affected Compensation from October 2, 2023, the date on which Section 303A.14 of the NYSE Listed Company Manual became effective.

ATTACHMENT I - DEFINITIONS

  Committee: People Committee of Ultrapar's Board of Directors or, if said Committee is not entirely composed of independent members on the date of application of this Policy, the independent members of the Board of Directors will decide on the matter.
  Businesses: companies controlled directly or indirectly by Ultrapar.
  Republication: accounting restatement of any financial statements, when previously published statements are in disagreement with relevant legislation or contain significant errors or when relevant information for their correct understanding was not disclosed. Changes to the financial statements that do not represent corrections of errors in accordance with the relevant accounting standards then in force will not constitute Republications. The republication is independent of fraud or misconduct by anyone.

TERMS OF ADMISSION, CONSENT, AND ACCEPTANCE

By this instrument (“Term”) [name, and email], undersigned, as [indicate relationship with the Ultra Group], adheres to the Corporate Clawback Policy (“Policy”), of which a copy is hereby received, and states:

(i)	to fully understand the Policy, having evaluated its terms and voluntarily consented to them, being obliged to comply with the rules contained therein, including the obligation to refund compensation amounts paid linked to results that are subsequently corrected;
(ii)	to be aware that any portion of the Affected Compensation received or that may be received are subject to the terms of the Policy and may be affected by it; and
(iii)	be aware that no compensation, insurance or any other form of reimbursement will be available from Ultrapar as a result of the application of this Policy.

Defined terms will have the same meanings adopted in the Policy.

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